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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 35)

                         ______________________________

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

 ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                  87927W10
        (Title of class of securities)                      (CUSIP number)

                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                              246 STONERIDGE DRIVE
                                    SUITE 400
                         COLUMBIA, SOUTH CAROLINA 29210
                                 (803) 951-1040

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                           MARCH 11 AND MARCH 14, 2005
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 6
-------------------------------------------------------------              ---------------------------------------------------------
------------------------    ------------------------------------------------ -------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI & C. S.p.A.

                            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         Not Applicable
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a) [X]
                                                                                                                  (b) [_]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                              [_]
------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------ -- -------------------     --------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                      47,155,300
       NUMBER OF
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                 47,155,300

------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------
                            ------------------------------------------------------------------ -------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,454,500,659

                            ------------------------------------------------------------------ -------------------------------------
------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                    [_]

                            --------------------------------------------------------------------------------------------------------
------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        22.2%

------------------------    ------------------------------------------------------ -------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO



                                       2

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 3 of 6
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    ------------------------------------------------ -------------------------------------------------------
           1                NAME OF REPORTING PERSON                         OLIMPIA S.p.A.

                            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON        Not Applicable
------------------------    -------------------------------------------------------------------------------- -----------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                     (a) [X]
                                                                                                                  (b) [_]
------------------------    -------------------------------------------------------------------------------- -----------------------
           3                SEC USE ONLY
------------------------    ----------------------------------------------------------------- --------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    ------------------------------------------------------------------------------------------- ------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                            [_]
------------------------    ------------------------------------------------------------------ -------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------ -- -------------------     ------------------------------------------ -------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                     0

------------------------
                            -------------------     ------------------------------------------ -------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------
                            ------------------------------------------------------------------ -------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,407,345,359
                                                                                                           (See Item 5)
                            ------------------------------------------------------------------ -------------------------------------
------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                    [_]

                            --------------------------------------------------------------------------------------------------------
------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                        21.8%
                                                                                                                   (See Item 5)
------------------------    ------------------------------------------------------ -------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO


           This Amendment No. 33 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

           Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, Hopa, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding, Hopa, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
           -------------------------------------------------

           Reference is made to the February 2005 Mediobanca Forward Sale Agreement and the February 2005 Caboto Forward Sale Agreement (as each of those terms is defined in Item 4 of Amendment No. 34 to the Statement on Schedule
13D). On March 11, 2005, Olimpia purchased: (i) 93,368,330 Telecom Italia Shares from Mediobanca at a price per share of 3.0308 euro pursuant to the February 2005 Mediobanca Forward Sale Agreement and (ii) 96,620,000 Telecom Italia Shares from Caboto at a price per share of 2.9288 euro pursuant to the February 2005 Caboto Forward Sale Agreement. In each case, Olimpia obtained the purchase price from capital contributed by its shareholders in connection with the Olimpia Capital Raising. A press release issued by Olimpia on March 11, 2005 concerning the transactions is filed as Exhibit 80.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER
           ------------------------------------

           The information contained in Item 3 above is incorporated herein by reference. On March 14, 2005, Olimpia exercised its right to convert all of the 424,130,480 convertible bonds issued by Telecom Italia that Olimpia purchased from JPMorgan pursuant to the JPMorgan Forward Sale Agreement (as that term is defined in Item 4 of Amendment No. 33 to the Statement on Schedule 13D) into an aggregate of 200,000,000 Telecom Italia Shares. After giving effect to the conversion of such convertible bonds and to the acquisition by Olimpia of the 189,988,330 Telecom Italia Shares referred to in Item 3, Olimpia holds 2,407,345,359 Telecom Italia Shares, representing approximately 21.8% of the total number of outstanding Telecom Italia Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
         --------------------------------

80. Press release of Olimpia, dated as of January 23, 2005. [English translation]

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

   80. Press release of Olimpia, dated as of January 23, 2005. [English translation]

                                   SIGNATURES
                                   ----------

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    March 16, 2005

                                PIRELLI & C. S.p.A.


                                By:  /s/ Anna Chiara Svelto
                                     -------------------------------------------
                                     Name:   Anna Chiara Svelto
                                     Title:  Attorney-in-fact


                                OLIMPIA S.p.A.


                                By:  /s/ Luciano Gobbi
                                     -------------------------------------------
                                     Name:   Luciano Gobbi
                                     Title:  Director and Attorney-in-fact



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